United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

Press Release
CVRD signs agreement to develop a new alumina refinery
Rio de Janeiro, July 23, 2007 — Companhia Vale do Rio Doce (CVRD) announces that it has signed a memorandum of understanding to develop a new alumina refinery in northern Brazil with Hydro, a leading Norwegian producer of aluminum.
The new refinery will be located in Barcarena, in the Brazilian state of Pará, Brazil. The plant is to be developed in four stages, each one with 1.85 million metric tons per year (Mtpy) of alumina production and with a final total output of 7.4 Mtpy.
Construction is expected to begin mid 2008, following Board approval. Hydro will hold a 20% stake in the project and will have the right to participate in further expansions.
CVRD will supply the bauxite for the new refinery from its wholly owned Paragominas mine. Currently Paragominas supplies part of Alunorte bauxite needs through a 244 Km pipeline linking the mine to the refinery. CVRD (57%) and Hydro (34%) are shareholders of Alunorte, the world`s largest alumina refinery.
This initiative is consistent with CVRD’s strategic focus on bauxite and alumina. The strategic focus on the upstream of the aluminum production chain is strongly supported by CVRD’s competitive advantages derived from the development of large reserves of high quality bauxite, world class alumina operations and a highly efficient logistics network.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: July 23, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations